Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense.

The following table presents our ratio of earnings to fixed charges for the nine-month period ended September 30, 2017 and for the five years ended December 31, 2016, 2015, 2014, 2013 and 2012 (dollars in thousands):

	For the Nine
	Months Ended		For the Years Ended December 31,
	September 30, 2017		2016		2015		2014	2013	2012
Net income (loss)	$24,922		$(9,555)		$30,156		$2,944	$1,274	$427
Add back fixed charges:
Interest expense	21,573		35,535		23,553		8,469	3,659	3,305
Earnings before fixed charges and preferred share dividends	$46,495		$25,980		$53,709		$11,413	4,933	3,732
Fixed charges and preferred share dividends:
Interest expense	21,573		35,535		23,553		8,469	3,659	3,305
Preferred share dividends	-		-		-		-	10	15
Total fixed charges and preferred share dividends	$21,573		$35,535		$23,553		$8,469	$3,669	$3,320

Ratio of earnings to fixed charges	2.2	x	-	(1)	2.3	x	1.3x	1.3x	1.1x
Ratio of earnings to fixed charges and preferred share dividends	2.2	x	-	(1)	2.3	x	1.3x	1.3x	1.1x

(1)	The dollar amount of the deficiency for the year ended December 31, 2016 was $9.6 million.